EXHIBIT 12.1

Burlington Northern Santa Fe Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

In millions, except ratio amounts

(Unaudited)

	Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income before income taxes and cumulative effect of accounting change*	$2,996	$2,453	$1,296	$1,241	$1,219

Add:
Interest and other fixed charges, excluding capitalized interest	485	437	409	420	428

Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	261	221	195	182	178

Distributed income of investees accounted for under the equity method	3	4	4	3	3

Amortization of capitalized interest	4	8	8	8	8
Less:

Equity in earnings of investments accounted for under the equity method	27	15	9	14	17

Total earnings available for fixed charges	$3,722	$3,108	$1,903	$1,840	$1,819

Fixed charges:

Interest and fixed charges	$499	$450	$419	$429	$441

Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	261	221	195	182	178

Total fixed charges	$760	$671	$614	$611	$619

Ratio of earnings to fixed charges	4.90x	4.63x	3.10x	3.01x	2.94x

*	As discussed in Note 2 of the Consolidated Financial Statements, the Company adopted FASB Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities, effective January 1, 2007. The impact of FSP AUG AIR-1 has been applied retrospectively, resulting in an increase in earnings and the ratio of earnings to fixed charges.